NO ACT

PE
1-20-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025700

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 21 2012

Washington, DC 20549

March 21, 2012

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-12

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2012

Dear Mr. Parsons:

This is in response to your letters dated January 20, 2012 and February 16, 2012 concerning the shareholder proposal submitted to ExxonMobil by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 24, 2012 and February 21, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum ***

March 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2012

The proposal urges the board of directors to adopt a policy requiring that senior executives retain a significant percentage of stock acquired through ExxonMobil's equity pay programs until one year following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that ExxonMobil's policy compares favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 21, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Executives to Retain Significant Stock
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

It goes against the credibility of the company that the company fails to include the 25%-figure from the rule 14a-8 proposal in its January 25, 2012 Resolution.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

David G. Henry <david.g.henry@exxonmobil.com>

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

February 16, 2012

<u>VIA E-MAIL</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: <u>Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8</u>
Omission of shareholder proposal regarding executive stock retention

Gentlemen and Ladies:

On January 20, 2012, we submitted a letter notifying the staff of the Securities and Exchange Commission (the "Commission") that we intend to omit a shareholder proposal and statements in support thereof submitted by Kenneth Steiner and his representative, Mr. John Chevedden, from the proxy materials for our upcoming annual meeting, and requested the staff's concurrence with such omission. We submit the supplemental information below to update the Commission staff on the affirmation of our stock retention policy by our Compensation Committee and briefly to respond to Mr. Chevedden's letter to the staff dated January 24, 2012.

We confirm that on January 25, 2012, our Compensation Committee adopted a resolution affirming as its policy that executive officers must retain a significant percentage of the ExxonMobil stock granted to them under its incentive programs for multiple years after retirement. A copy of the resolution as adopted is attached as Exhibit A. As discussed in more detail in our prior letter, this policy is also embodied in the terms and structure of our equity compensation program for executives and, we believe, more than substantially implements the current shareholder proposal.

Mr. Chevedden's January 24 letter staff argues that the policy resolution adopted by our Compensation Committee fails to meet the terms of his proposal because it does not explicitly reference a 25% retention figure. However, this figure is not included in the proposal itself, but is instead merely a "recommendation" included in the supporting statement for the proposal. The proposal itself only calls for a policy for executives to retain a "significant" percentage of their equity compensation for at least one year after termination of employment, which is precisely the wording recently affirmed by our Compensation Committee.

Rule 14a-8(i)(10) does not require that the company implement a policy identical to the shareholder proposal but rather requires that the company substantially implement the shareholder proposal. ExxonMobil's existing compensation plans and policies are designed to result in senior executives' retaining a significant percentage of stock after retirement, and the current proposal does not require the adoption of a specific percentage. Our compensation plans and policies have resulted, and will continue to result, in an executive stock retention percentage substantially higher than Mr. Chevedden's recommendation (*more than 80% after one year, as compared to 25% at one year*). Publicly setting a target stock retention percentage of 25% would represent a considerable *weakening* of our executive stock retention practices, an unfavorable result.

To summarize, ExxonMobil's "hold through retirement" executive stock retention policy implements, in both substance and form, the proponent's proposal to require senior executives to "retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of employment." The policy embodied in our equity incentive program has been further affirmed by the Compensation Committee's adoption of a resolution specifically tracking the language of the proposal. The policy will be disclosed in our proxy statement.

Last month, the Commission staff concurred with the exclusion of shareholder proposals relating to executive stock retention where long-standing practice or formal policy was equivalent to the shareholder proposal. *General Electric* (Jan. 11, 2012) and *AT&T Inc.* (Jan. 10, 2012). While AT&T's policy does include specific reference to a 25% retention percentage, such percentage is not required by the proposal and, in any case, is not necessary for ExxonMobil because our retention percentage is already far higher than 25%.

We kindly reiterate our request for the staff's concurrence that ExxonMobil may properly omit the proposal from its 2012 proxy materials under Rule 14a-8(i)(10). If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

This letter and enclosures are being submitted to the staff with a copy to the proponent's representative.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc: John Chevedden (w/enc.)

*** FISMA & OMB Memorandum ***

EXHIBIT A

Resolution Adopted by Compensation Committee of the Board of Directors

Exxon Mobil Corporation

January 25, 2012

"RESOLVED, that the Committee affirms its policy, as reflected in the terms of the stock awards granted since 2002, that executive officers retain a significant percentage of the ExxonMobil stock granted to them under the Corporation's incentive programs for multiple years after retirement."

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

February 16, 2012

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding executive stock retention

Gentlemen and Ladies:

On January 20, 2012, we submitted a letter notifying the staff of the Securities and Exchange Commission (the "Commission") that we intend to omit a shareholder proposal and statements in support thereof submitted by Kenneth Steiner and his representative, Mr. John Chevedden, from the proxy materials for our upcoming annual meeting, and requested the staff's concurrence with such omission. We submit the supplemental information below to update the Commission staff on the affirmation of our stock retention policy by our Compensation Committee and briefly to respond to Mr. Chevedden's letter to the staff dated January 24, 2012.

We confirm that on January 25, 2012, our Compensation Committee adopted a resolution affirming as its policy that executive officers must retain a significant percentage of the ExxonMobil stock granted to them under its incentive programs for multiple years after retirement. A copy of the resolution as adopted is attached as Exhibit A. As discussed in more detail in our prior letter, this policy is also embodied in the terms and structure of our equity compensation program for executives and, we believe, more than substantially implements the current shareholder proposal.

Mr. Chevedden's January 24 letter staff argues that the policy resolution adopted by our Compensation Committee fails to meet the terms of his proposal because it does not explicitly reference a 25% retention figure. However, this figure is not included in the proposal itself, but is instead merely a "recommendation" included in the supporting statement for the proposal. The proposal itself only calls for a policy for executives to retain a "significant" percentage of their equity compensation for at least one year after termination of employment, which is precisely the wording recently affirmed by our Compensation Committee.

Rule 14a-8(i)(10) does not require that the company implement a policy identical to the shareholder proposal but rather requires that the company substantially implement the shareholder proposal. ExxonMobil's existing compensation plans and policies are designed to result in senior executives' retaining a significant percentage of stock after retirement, and the current proposal does not require the adoption of a specific percentage. Our compensation plans and policies have resulted, and will continue to result, in an executive stock retention percentage substantially higher than Mr. Chevedden's recommendation (*more than 80% after one year, as compared to 25% at one year*). Publicly setting a target stock retention percentage of 25% would represent a considerable *weakening* of our executive stock retention practices, an unfavorable result.

To summarize, ExxonMobil's "hold through retirement" executive stock retention policy implements, in both substance and form, the proponent's proposal to require senior executives to "retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of employment." The policy embodied in our equity incentive program has been further affirmed by the Compensation Committee's adoption of a resolution specifically tracking the language of the proposal. The policy will be disclosed in our proxy statement.

Last month, the Commission staff concurred with the exclusion of shareholder proposals relating to executive stock retention where long-standing practice or formal policy was equivalent to the shareholder proposal. *General Electric* (Jan. 11, 2012) and *AT&T Inc.* (Jan. 10, 2012). While AT&T's policy does include specific reference to a 25% retention percentage, such percentage is not required by the proposal and, in any case, is not necessary for ExxonMobil because our retention percentage is already far higher than 25%.

We kindly reiterate our request for the staff's concurrence that ExxonMobil may properly omit the proposal from its 2012 proxy materials under Rule 14a-8(i)(10). If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

This letter and enclosures are being submitted to the staff with a copy to the proponent's representative.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

cc: John Chevedden (w/enc.)

*** FISMA & OMB Memorandum ***

EXHIBIT A

Resolution Adopted by Compensation Committee of the Board of Directors

Exxon Mobil Corporation

January 25, 2012

"RESOLVED, that the Committee affirms its policy, as reflected in the terms of the stock awards granted since 2002, that executive officers retain a significant percentage of the ExxonMobil stock granted to them under the Corporation's incentive programs for multiple years after retirement."

Free Cash Flow

Free cash flow is cash flow from operations and asset sales less PP&E Adds and Investments & Advances. This cash flow is useful when evaluating cash available for financing activities, including shareholder distribution, after investment in the business.

Millions of dollars	2011	2010	2009	2008	2007
Net cash provided by operating activities	55,345	48,413	28,438	59,725	52,002
Additions to property, plant and equipment	(30,975)	(26,871)	(22,491)	(19,318)	(15,387)
Sales of subsidiaries, investments, and property, plant and equipment	11,133	3,261	1,545	5,985	4,204
Additional investments and advances	(3,586)	(1,239)	(2,752)	(2,495)	(3,038)
Collection of advances	[illegible]	1,133	724	574	391
Free Cash Flow	[illegible]	24,697	5,464	44,471	38,172

PP&E Adds/Investment & Advances

PP&E Adds and Investment & Advances is the sum of the cash used for additions to property, plant and equipment and net change in investments and advances (additional investments and advances minus the collection of advances). PP&E Adds and Investment & Advances is a measure of cash invested in capital projects, including ExxonMobil's investment in non-consolidated companies.

Millions of dollars	2011	2010	2009	2008	2007
Additions to property, plant and equipment	30,975	26,871	22,491	19,318	15,387
Additional investments and advances	3,586	1,239	2,752	2,495	3,038
Collection of advances	(1,119)	(1,133)	(724)	(574)	(391)
PP&E Adds/Investment & Advances	33,442	26,977	24,519	21,239	18,034

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Independent Board Chairman Topic
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

The company projection of doing a vague reaffirmation is in contrast to the action AT&T took on December 15, 2011 to support an i-10 claim on a proposal concerning the same topic (attached). AT&T said it adopted the specific percentage of 25%. Exxon fails to disclose any percentage.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

David G. Henry <david.g.henry@exxonmobil.com>

AT&T Inc.
Equity Retention and Hedging Policy

AT&T believes in aligning the long-term interests of officers with those of stockholders. To further that goal and to serve as an example to employees throughout the company, the Human Resources Committee has adopted this Equity Retention and Hedging Policy (the "Policy").

Retention of Awards

Until one year after termination of their employment with AT&T and its affiliates, each Executive Officer shall retain 25% (after taxes and exercise costs) of the shares of common stock acquired by such officer under an incentive, equity, or option award granted to them after January 1, 2012, other than through a deferral plan.

This Policy applies to awards occurring after January 1, 2012, as follows:

- Restricted Stock Units, Restricted Stock and Performance Shares paid in stock — Commitment applies to the net shares issued to the Executive Officer after withholding taxes.
- Stock Options — Commitment applies to net option shares acquired upon exercise of stock options after withholding taxes.

Hedging of AT&T Stock

Our Executive Officers are prohibited from hedging their ownership of AT&T stock, including trading in publicly-traded options, puts, calls, or other derivative instruments related to AT&T stock. This policy against hedging will also apply after termination of employment with respect to stock awards that are required to be retained for one year after termination of employment.

Stock Ownership Guidelines

Officer-level employees of AT&T shall hold a minimum number of AT&T shares as set forth in the table below. Shares may be held directly, through a broker, or in a qualified or nonqualified deferral plan. Qualifying ownership shall include shares held by a spouse; members of the immediate family sharing the same household; or a trust where the employee or family member is a beneficiary.

Level	Ownership Guideline
CEO	6 X Base Salary
Executive Officers	Lesser of 3 X Base Salary or 50,000 Shares
Other Officer-Level Employees	Lesser of 1 X Base Salary or 25,000 Shares
Ownership levels must be achieved within five years from hire, promotion (including designation as an Executive Officer), or company acquisition.	

[XOM: Rule 14a-8 Proposal, December 13, 2011]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 25% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" for Executive Pay – $28 million for our CEO Rex Tillerson. Only 53% of Mr. Tillerson's pay was incentive based.

Mr. Tillerson's pension benefits increased by $7 million, with $45 million in accumulated pension benefits, and he continued to receive generous perks such as personal use of the company jet.

Annual bonuses for our executives were not based on a formula tied to achievement of pre-established performance metrics, but rather on a discretionary basis when our executive pay committee establishes an incentive pool and then gives it to Named Executive Officers. Long-term incentive pay consisted simply of restricted stock pay that vested without performance vesting-conditions. Executive pay polices such as these are not in the interests of company shareholders.

Samuel Palmisano, Chair, President, and CEO of IBM, continued as our Presiding Director. With such heavy responsibilities outside of his commitment to Exxon, it is questionable whether Mr. Palmisano had sufficient time to dedicate to his role at Exxon.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

From: Parsons, Jim E [james.e.parsons@exxonmobil.com]
Sent: Monday, January 23, 2012 4:11 PM
To: shareholderproposals
Cc: *** FISMA & OMB Memorandum ***
Subject: Shareholder proposal regarding executive stock retention policy
Attachments: Executive Stock Retention SEC Request.pdf; Executive Stock Retention Attachments.pdf

Enclosed is a no-action request submitted on behalf of Exxon Mobil Corporation. Hard copies of the request are also being delivered to the SEC and the proponent's representative.

James E. Parsons
Coordinator
Corporate Securities & Finance Law
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039
Tel: 972-444-1478
Fax: 972-444-1488
James.e.parsons@exxonmobil.com

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 20, 2012

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding executive stock retention

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Kenneth Steiner and his representative, John Chevedden, and ExxonMobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below and request the staff's concurrence that it will not recommend enforcement action. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The proposal

The proposal states:

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

The proposal has been substantially implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. *Release No. 34-20091* (Aug. 16, 1983). The Securities and Exchange Commission (the "Commission") has stated that the purpose of the rule is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *Release No. 34-12598* (Jul.

7, 1976) (addressing Rule 14a-8(c)(10) the predecessor rule to Rule 14a-8(i)(10)). Applying the "substantially implemented" standard, the Commission stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Starbucks Corporation* (Dec. 1, 2011), *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Masco Corp.* (Mar. 29, 1999).

Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, e.g., *FedEx Corp.* (Jun. 15, 2011) (proposal that required a succession plan was substantially implemented since the proposal's goals were embedded within the company's existing procedures and policies); *Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., AT&T Inc.* (Jan. 10, 2012); *ExxonMobil Corp. (Burt)* (Mar. 23, 2009); *ExxonMobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996).

The Commission recently permitted the exclusion of a nearly identical shareholder proposal where the company adopted a policy that senior executives retain 25 percent of their future equity awards until one year following the termination of their employment, and that addressed the permissibility of hedging transactions. *See AT&T Inc.* (Jan. 10, 2012); ***compare*** JPMorgan Chase & Co. (Mar. 9, 2009) (proposal that requested a policy that senior executives retain 75% of equity for two years following termination was not substantially implemented because the company's existing policy only required that the senior executives hold shares ***until they retired or were terminated*** (*emphasis added*)).

B. Analysis.

ExxonMobil's compensation plans and policies substantially implement the proposal. Our compensation program currently requires that our senior executives retain a significant percentage of stock acquired under our equity pay program for a post-retirement period longer than one year, and we have reported, and intend to continue to report, on these compensation plans and policies in our annual proxy statement.

The proposal indicates that its objective is to require "senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination

[to] focus our executives on our company's long-term success." As described in more detail below, our policies, practices and procedures compare very favorably with the proposal.

Existing Compensation Plans and Policies

Our existing compensation plans and policies are designed to reinforce our long-term objectives and link the majority of executive compensation granted over multiple years to the performance of our stock and resulting long-term shareholder value. This is achieved by using stock to pay a substantial portion of a senior executive's annual total compensation and restricting the sale of the stock for periods of time far greater than the restrictions required by most other companies across all industries. We strive to develop executives internally and to retain high-performing executives for their entire careers. These long-term holding requirements align these executives' interests with the long-term financial results of our company.

Our compensation committee grants incentive awards annually to our senior executives at a regular November meeting. As explained in the Compensation Discussion & Analysis section of our most recent proxy statement dated April 13, 2011, our senior executives are granted a substantial portion of their annual compensation in the form of restricted stock. It is our objective to grant 50 to 70 percent of a senior executive's annual total compensation in the form of restricted stock *with long mandatory holding periods that extend beyond retirement*. Enclosed as Exhibit 2 are extracts from our most recent proxy statement dated April 13, 2011 containing a discussion about our existing stock retention policy. Long-term stock retention is a consistent theme throughout our Compensation Discussion & Analysis.

Since 2002, ExxonMobil has granted equity incentive compensation solely in the form of restricted stock. Half of each annual stock award is restricted for five years, and half of each annual stock award is restricted for 10 years or until retirement, *whichever is later*. Importantly, these restricted periods are NOT accelerated upon an executive's retirement. As a result, a significant portion of an ExxonMobil's stock based compensation must be held for many years after retirement. During these long holding periods, the stock is at risk of forfeiture for resignation or detrimental activity.

These long, "hold through retirement" restriction periods ensure that our executives remain focused on how their actions and decisions will affect shareholder value for many years into the future, even as the executive reaches retirement.

Our existing compensation plans and policies result in a far higher percentage of stock retention one year after retirement than requested in the proposal. Specifically, if each of our current executive officers retired today, *more than 80%* of each such officer's outstanding equity awards would be subject to a mandatory holding period of one or more years.

Forfeiture Risk & Hedging Policies

Our existing forfeiture risk policy places all of an executive's restricted stock at risk of forfeiture for many years into the future and well into retirement. Restricted stock is subject to forfeiture if an executive leaves ExxonMobil before standard retirement time (defined as age 65 for U.S. employees) or engages in activity that is detrimental to ExxonMobil, even if such activity occurs or is discovered after retirement. This forfeiture risk policy further satisfies the proposal's essential objectives.

ExxonMobil's Board also already maintains a policy addressing hedging, which prohibits all employees (including executives) from entering into hedging transactions with respect to ExxonMobil common stock or oil and gas futures contracts. See Exhibit 2.

Formal Stock Retention Policy

To further document that our long-standing "hold through retirement" equity pay program represents a formal policy, at its upcoming meeting on January 25, 2012, our Compensation Committee will adopt a resolution affirming as its policy that "executive officers must retain a significant percentage of the ExxonMobil stock granted to them under the Corporation's incentive programs for multiple years after retirement." Such policy will be specifically disclosed in the Compensation Discussion & Analysis section of our future proxy statements.

Conclusion

Our existing compensation plans and policies compare favorably with and substantially implement the proposal. The proposal contains the following elements: (i) that our compensation committee adopt a policy that senior executives retain a significant percentage of stock acquired through our equity pay program until one-year following the termination of their employment (with a shareholder recommendation of 25%); (ii) that we report to our shareholders regarding this policy; (iii) that this policy should apply to future grants or equity awards; and (iv) that the policy should address hedging transactions. Our existing compensation plans and policies, as the Compensation Committee will shortly re-affirm, implement all of the requests in the proposal: (i) our existing plans and policies result in senior executives being required to hold substantially more than 25% of stock acquired through our equity program for significantly longer than one year following termination of their employment; (ii) we have reported, and plan to continue to report, on the long-term, post-retirement equity retention policy aspects of our compensation plans in our annual proxy statement; (iii) we intend for these policies to continue with respect to future equity awards; and (iv) we have a policy in place that addresses prohibited hedging transactions.

Our existing compensation plans and policies thus meet all of the requests contained in the proposal and thereby address the underlying concerns and objectives. Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. Based on the discussion above, we believe that our existing compensation plans and policies not only compare favorably with the proposal, but in fact significantly exceed the requirements set forth in the proposal.

In view of the foregoing, I respectfully request that the Commission staff confirm that ExxonMobil may properly omit the proposal from its 2012 proxy materials under Rule 14a-8.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

This letter and enclosures are being submitted to the staff with a copy to the proponent's representative.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc-w/enc:
John Chevedden

*** FISMA & OMB Memorandum ***

EXHIBIT 1

*Mailed Hand Copy Orig.

Kenneth Steiner

*** FISMA & OMB Memorandum ***

SHAREHOL.)ER PROPOSAL

DEC 14 2011

NO. OF SHARES ________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. Rex W. Tillerson
Chairman of the Board
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd
Irving TX 75039
Phone: 972 444-1000

Dear Mr. Tillerson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum ***

Sincerely,

Kenneth Steiner

11-4-2011
Date

cc: David G. Henry <david.g.henry@exxonmobil.com>
Corporate Secretary
FX: 972-444-1505*
FX: 972 444-1199

*Note

[XOM: Rule 14a-8 Proposal, December 13, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 25% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" for Executive Pay – $28 million for our CEO Rex Tillerson. Only 53% of Mr. Tillerson's pay was incentive based.

Mr. Tillerson's pension benefits increased by $7 million, with $45 million in accumulated pension benefits, and he continued to receive generous perks such as personal use of the company jet.

Annual bonuses for our executives were not based on a formula tied to achievement of pre-established performance metrics, but rather on a discretionary basis when our executive pay committee establishes an incentive pool and then gives it to Named Executive Officers. Long-term incentive pay consisted simply of restricted stock pay that vested without performance vesting-conditions. Executive pay polices such as these are not in the interests of company shareholders.

Samuel Palmisano, Chair, President, and CEO of IBM, continued as our Presiding Director. With such heavy responsibilities outside of his commitment to Exxon, it is questionable whether Mr. Palmisano had sufficient time to dedicate to his role at Exxon.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum *** sponsored this proposal.

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum ***

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Robert A. Luettgen
Assistant Secretary

ExxonMobil

December 15, 2011

VIA UPS – OVERNIGHT DELIVERY

Mr. John Chevedden

*** FISMA & OMB Memorandum ***

Dear Mr. Chevedden:

This will acknowledge receipt of a proposal from Kenneth Steiner (the "Proponent") concerning executive stock retention in connection with ExxonMobil's 2012 annual meeting of shareholders. The cover letter accompanying the proposal indicates that correspondence regarding the proposal should be directed to your attention.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b)(2)(i), sufficient proof may be in the form of a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 13, 2011), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that, as of the date the proposal was submitted, the Proponent continuously held the requisite number of ExxonMobil shares for at least one year.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, the Proponent continuously held the requisite number of ExxonMobil shares for at least one year. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Alternatively, if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, the Proponent can demonstrate eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b)(ii) by providing a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to proxy@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If Proponent intends for a representative to present Proponent's proposal, Proponent must provide documentation signed by Proponent that specifically identifies the intended representative by name and specifically authorizes the representative to act as Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Proponent's authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action *responses under Rule 14a-8 by email to companies and proponents. We encourage all* proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in continuing our discussion on this proposal and will contact you in the near future.

Sincerely,

RAL/ljg

Enclosures

c: Mr. Kenneth Steiner

Attachments omitted for scanning purposes only.

Gilbert, Jeanine

From: Henry, David G
Sent: Tuesday, December 20, 2011 2:17 PM
To: Gilbert, Jeanine; Derkacz, Sally M
Subject: FW: Rule 14a-8 Proposal (XOM) tdt
Attachments: CCE00008.pdf

SHAREHOLDER PROPOSAL

DEC 20 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

From: *** FISMA & OMB Memorandum ***
Sent: Tuesday, December 20, 2011 2:09 PM
To: Henry, David G
Subject: Rule 14a-8 Proposal (XOM) tdt

Mr. Henry,
Attached is the letter requested. Please let me know whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner

TD Ameritrade

Post-it® Fax Note 7671

To R. Scott Luttrell	Date 12-20-11 # of pages ▶
Co./Dept.	From John Chevedden
Phone #	Co.
Fax # 972-444-1505	Phone # *** FISMA & OMB Memorandum ***
	Fax #

December 20, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum ***

SHAREHOLDER PROPOSAL

DEC 20 2011

NO. OF SHARES______

DISTRIBUTION: DSR: RME: RAL: CRB: JEP: DGH: SMD

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Time Warner Inc. (TWX)
Exxon Mobil (XOM)
Swiss Helvetia Fund (SWZ)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum *** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Sifring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

Overview

Providing energy to meet the world's demands is a complex business. We meet this challenge by taking a long-term view rather than reacting to short-term business cycles. The compensation program of ExxonMobil aligns with and supports the long-term business strategies outlined below.

Business Environment

- Long investment horizons;
- Large capital investments;
- Worldwide diverse resources and markets; and,
- Commodity-based, cyclical product prices.

Key Business Strategies

- Long-term growth in shareholder value;
- Disciplined, selective, and long-term focus in making investments;
- Operational excellence; and,
- Industry-leading returns on capital and superior cash flow.

Compensation Program Strategies

To support the key business strategies outlined above and align with shareholder interests, the compensation program is designed to ensure that executives place a priority on:

- Managing risk; and,
- Taking a long-term view when managing the assets of the business and making investments.

The design of the compensation program helps reinforce these priorities and links the majority of compensation granted over multiple years to the performance of ExxonMobil stock and resulting shareholder value. This is achieved by using stock to pay a substantial portion of a senior executive's annual compensation and restricting the sale of the stock for ***periods of time far greater than the restrictions required by most other companies across all industries.*** The objective is to grant more than half of annual compensation in the form of restricted stock, half of which must be held for 10 years or until retirement, ***whichever is later***. The other half must be held for 5 years.

These long restriction periods hold senior executives accountable for many years into the future, and even into retirement, for investment and operating decisions made today. During these long holding periods, the stock is also at ***risk of forfeiture*** for resignation or detrimental activity.

The annual bonus and retirement benefits also align the interests of senior executives with the priority of long-term, sustainable growth in shareholder value. Specifically, 50 percent of the annual bonus payout is withheld by the Company until cumulative earnings per share reach a specified level, and the ***entire annual bonus is subject to recoupment***. In addition, pension values are highly dependent on executives remaining with the Company for a career and performing at the highest levels. This career orientation is supported by a ***leadership development and succession planning program*** that ensures executives acquire the skills and experience necessary to lead and grow the Company through changing economic cycles and industry conditions.

The following practices further support long-term orientation, high performance standards, and sound corporate governance:

- Executives are "at will" employees of the Company. They ***do not have employment contracts, a severance program, or any benefits or payments triggered by a change in control.***

- Earnings Bonus Units are cash awards that are tied to future cumulative earnings per share. Earnings Bonus Units pay out when a specified level of cumulative earnings per share is achieved or within three years at a reduced level.
  - For bonus awards granted in 2010, the trigger or cumulative earnings per share required for payout of the delayed portion is $5.75 per unit, which is the same as 2009.
  - If cumulative earnings per share do not reach $5.75 within three years, the delayed portion of the bonus would be reduced to an amount equal to the number of units times the actual cumulative earnings per share over the period.
  - The intent of the earnings per share trigger is to tie the timing of the bonus payment to the rate of the Corporation's future earnings and not to decrease the amount of the payment, although it is at risk of forfeiture as described below. Thus, the trigger of $5.75 is intentionally set at a level that is expected to be achieved within the three-year period.
  - Prior to payment, the delayed portion of a bonus may be forfeited if the executive leaves the Company before the standard retirement age, or engages in activity that is detrimental to the Company.
  - Cash and Earnings Bonus Unit payments are subject to ***recoupment*** in the event of material negative restatement of the Corporation's reported financial or operating results. Even though a restatement is unlikely given ExxonMobil's high ethical standards and strict compliance with accounting and other regulations applicable to public companies, a recoupment policy was approved by the Board of Directors to reinforce the well-understood philosophy that incentive awards are at risk of forfeiture and that how we achieve results is as important as the actual results.

Stock

- Stock-based compensation accounts for a substantial portion of annual total compensation to align the personal financial interests of executives with the long-term interests of shareholders.
- It is the objective to grant 50 to 70 percent of a senior executive's annual total compensation in the form of restricted stock as measured by grant date fair market value, as described beginning on page 38.
- The Compensation Committee makes grant decisions on a share-denominated basis rather than a price basis. The Committee does not support a practice of offsetting the loss or gain of prior restricted stock grants by the value of current year grants. This practice would minimize the risk/reward profile of stock-based awards and undermine the long-term view that executives are expected to adopt.
- The Corporation also compares the total value of restricted stock grants against the combined value of all forms of long-term awards by comparator companies through an annual benchmarking process, and makes adjustments as necessary (see pages 35-36).

Restriction Periods

- The restriction periods for ExxonMobil's stock grants to the most senior executives are among the longest of public companies.
  - 50 percent of each grant is restricted for five years; and,
  - The balance is restricted for 10 years or until retirement, whichever is later.
- For the most senior executives, more than half of the total amount of restricted stock may not be sold or transferred until after the executive retires.
- The restricted period for stock awards is not subject to acceleration, except in the case of death.

Rationale

- Given the long-term orientation of our business, granting equity in the form of restricted stock with long vesting provisions keeps executives focused on the fundamental premise that decisions made currently affect the performance of the Corporation and its stock many years into the future.
- The long restricted stock vesting periods support a long-term risk/reward profile that aligns with underlying business fundamentals and discourages inappropriate risk taking. These long vesting periods hold executives accountable for many years into the future, even into retirement, for investment and operating decisions that are made today.
- The long restriction periods reinforce the Company's focus on growing shareholder value over the long term by subjecting a large percentage of executive compensation and net worth in shareholdings to the long-term return on ExxonMobil stock realized by shareholders.
- Restricted stock removes employee discretion on the sale of Company-granted stock holdings and reinforces the retention objectives of the compensation program.

Forfeiture Risk and Hedging Policy

- Restricted stock is subject to forfeiture if an executive:
  - Leaves the Company before standard retirement time (defined as age 65 for U.S. employees). In the event of early retirement prior to the age of 65 (i.e., age 55 to 64), the Compensation Committee must approve the retention of awards by an executive officer.
  - Engages in activity that is detrimental to the Company, even if such activity occurs or is discovered after retirement.
- Company policy prohibits all employees, including executives, from entering into put or call options on ExxonMobil common stock or futures contracts on oil or gas.

Share Utilization

- The Compensation Committee establishes a ceiling each year for annual stock awards. The overall number of shares granted in the restricted stock program in 2010 represents dilution of 0.25 percent, which is well below the average of the other large U.S.-based companies benchmarked for compensation and incentive program purposes based on historical grant patterns.
- The Company has a long-established practice of purchasing shares in the marketplace to eliminate the dilutive effect of stock-based incentive awards.

Prior Stock Programs

- All stock-based awards granted since 2003 are granted under the Corporation's 2003 Incentive Program. All stock-based awards (including stock options and restricted stock) granted prior to 2003 that remain outstanding were granted under the Corporation's 1993 Incentive Program. No further grants can be made under the 1993 Incentive Program.
- Prior to 2002, ExxonMobil granted Career Shares to the Company's most senior executives.
  - Career Shares vest the year following an executive's retirement and are subject to forfeiture on substantially the same terms as current grants of restricted stock. The long vesting period further aligns the personal financial interests of executives with the long-term interests of shareholders, and helps ExxonMobil retain senior executives for the duration of their careers.
  - The Corporation ceased granting Career Shares in 2002 when the Corporation began granting restricted stock to the broader executive population in lieu of stock options.

of $0.50 per mile. Driver personnel costs are not allocated because the Company already incurs these costs for business purposes.

Financial Planning

- The Company provides financial planning services to senior executives, which includes tax preparation. This benefit is valued based on the actual charge for the services.

Grants of Plan-Based Awards for 2010

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Thresh-old ($)	Tar-get ($)	Maxi-mum ($)	Thresh-old (#)	Tar-get (#)	Maxi-mum (#)				
R.W. Tillerson	11/23/2010	0	0	0	0	0	0	225,000	0	0	15,465,375
D.D. Humphreys	11/23/2010	0	0	0	0	0	0	115,000	0	0	7,904,525
M.J. Dolan	11/23/2010	0	0	0	0	0	0	84,000	0	0	5,773,740
H.R. Cramer	11/23/2010	0	0	0	0	0	0	77,000	0	0	5,292,595
S.D. Pryor	11/23/2010	0	0	0	0	0	0	77,000	0	0	5,292,595

The awards granted in 2010 are in the form of restricted stock.

Restrictions and Forfeiture Risk

- These grants are restricted: (1) for half the shares, until five years after the grant date; and, (2) for the balance, until 10 years after the grant date or retirement, whichever occurs later. These restricted periods are not subject to acceleration, except upon death, and thus, shares may remain subject to restriction for many years after an executive's retirement.
- During the restricted period, the executive receives the same cash dividends as a holder of regular common stock and may vote the shares; however, the executive may not sell or transfer the shares, or use them as collateral.
- The shares also remain subject to forfeiture during the restricted period in case of an unapproved early termination of employment or in case the executive is found to have engaged in activity that is detrimental to the Company. Detrimental activity may include conduct that violates the Company's Ethics or Conflicts of Interest policies.

Grant Date

- The grant date is the same as the date on which the Compensation Committee of the Board met to approve the awards, as described beginning on page 40.
- Grant date fair value is equal to the number of shares awarded times the grant price, which is deemed to be the average of the high and low sale prices on the NYSE on the grant date (November 23, 2010; $68.74).